Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT

PROPOSED AMENDMENT TO THE ARTICLES OF

ASSOCIATION

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) announces that the ninth session of the Board has agreed by signing to approve, among others, the resolution in relation to the proposed amendment (the “Proposed Amendment”) to the Articles of Association of the Company (the “Articles of Association”) on 13 June 2022.

To meet the needs of business operation, the Company proposed to expand the scope of business of the Company. Accordingly, the Articles of Association has to be amended to reflect such change to the scope of business.

The details of the Proposed Amendment are as follows:

No.	Existing Article	Proposed Amendment
Article 19

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; all subject to approval by company registration authorities.

The business activities of the Company shall fall within the scope of operation approved by relevant competent authorities.

The scope of business of the Company covers: (1) provision of scheduled and non-scheduled domestic, regional and international air transportation services for passengers, cargo, mail and luggage; (2) undertaking general aviation services; (3) provision of aircraft repair and maintenance services; (4) acting as agent for other domestic and international airlines; (5) provision of air catering services; (6) engaging in other airline or airline-related business, (limited to insurance agency business personal accident insurance); (7) provision of airline ground services; (8) aviation training; (9) asset leasing services; (10) project management and technical consultancy services; (11) sales of aviation equipment; (12) travel agency business; (13) merchandise retail and wholesale; (14) health and medical examination services; (15) internet retail; (16) internet life service platform (including internet travel platform, internet accommodation platform, internet retail platform, etc.); (17) concurrent-business insurance agent services: property insurance, health insurance, life insurance; (18) trade agency; (19) professional design services; (20) telecom value-added services; (21) internet advertising services; (22) other advertising services; (23) internet data services; (24) internet information services; (25) information system integration services; (26) internet of things technical services; (27) economic and business consulting services; (28) information technology consulting services; (29) other professional consulting and investigations; all subject to approval by company registration authorities.

Except for the clause as stated above, other clauses in the Articles of Association remain unchanged.

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the annual general meeting (the “AGM”) to be held on Thursday, 30 June 2022, and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with a supplemental notice of the AGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

13 June 2022

As at the date of this announcement, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive directors.

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